

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 28, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx N.V.
Willemstraat 5
4811 AH, Breda, the Netherlands

> **Re: argenx N.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 1, 2017**
> **CIK No. 0001697862**

Dear Mr. Van Hauwermeiren:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   We note your statement that the last reported sale price of your ordinary shares on Euronext Brussels was €__, equivalent to $__ per share. You may present the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be largely based on the home market trading price. However, based on your disclosure on page 215, it appears that the IPO price will be determined by negotiations between you and the representatives of the underwriters using many factors and that the U.S. IPO price will not be substantially the same as the home market trading price. Please revise your cover page to provide bona fide pricing information. See Item 501(b)(3) of Regulation S-K.

Summary
Overview, page 1

2.   We note your disclosure that you commenced a Phase 1/2 clinical trial of ARGX-110 in combination with azacitidine for the treatment of newly diagnosed AML or high-risk MDS patients in December 2016 and that you expect to initiate the Phase 2 part of a Phase 1/2 clinical trial of ARGX-110 for the treatment of cutaneous TCL in March 2017. Please disclose the requirements for a clinical trial to be considered a Phase 1/2.

3.   Please revise your product pipeline table here and in the Business section to remove programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

4.   Please include a column for Phase 3 in your product pipeline table.

5.   We note your disclosure on page 5 that no significant trends in terms of safety were observed between the dose groups for ARGX-110. However, we note that there were seven patient deaths in the Phase 1 trials and there was one drug-related patient death attributed to sepsis in the Phase 1 safety-expansion. Please balance your disclosure in this section so that it does not imply that there are no particular safety risks related to ARGX-110.

Implications of Being an Emerging Growth Company, page 8

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We rely on third parties to supply and manufacture our product candidates . . ., page 43

7.   We note that you rely primarily on Lonza Sales AG for the manufacturing of the drug substance of all your products. We further note that you do not have alternative production plans in place, and in case of a disruption you would have to establish alternative plans which would require substantial capital and you would likely experience months or years of manufacturing delays. Please file your manufacturing agreement with Lonza as an exhibit to the registration statement, or, in the alternative, please tell us why you do not believe you are required to do so.

Intellectual property rights of third parties . . ., page 47

8.   We note that you are aware of certain issued patents held by third parties that may cover certain aspects of your product candidates and if these patents have not expired at the

time of approval of your product candidates you may be subject to an infringement action. Please disclose the expiration date(s) for the patents at issue.

We have obtained significant funding from agencies of the government of the Flemish region . . .., page 57

9.   Please revise to disclose what is considered a "fundamental change" to your shareholding base that could cause Flemish agencies to re-evaluate subsidies granted to you.

Use of Proceeds, page 72

10.   We note your disclosure regarding the intended use of funds to expand applications of ARGX-113 to develop a subcutaneous formulation, including a Phase 1 clinical trial in healthy volunteers and explore additional indications. If the anticipated proceeds will not be sufficient to fund this use, please disclose the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Measurement of Share-Based Payments, page 94

11.   Please address the following regarding your disclosure that for grants beginning in 2016, you only considered the historical volatility of your stock price calculated since your initial public offering.
   • Given the ten year option life and the fact that you have been a public company for approximately two years, please tell us your consideration of B25(b) and B26 in IFRS 2.
   • It appears that by limiting your consideration solely to your own share price volatility data, the volatility assumption used in your computations dropped to 40% on page F-10 for the options granted during 2016 from 59% as reported on page F-41 for the options granted during 2015 using peer data. To the extent you continue to believe that excluding peer data which would cover a longer historical time period is appropriate, revise your disclosure here to more clearly discuss the impact of that decision and provide quantification to the extent possible.

Business, page 98

12.   We note your disclosure on page 18 that you do not have any active INDs for your proposed indications at this time nor have you conducted any of your clinical development to date in the United States. Please also disclose this in the Business section.

Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70, page 118

13.   Please disclose the definitions used for Grade 3 and Grade 4 drug-related adverse events. Please also explain the types of serious adverse events that make up the 20 reported serious adverse events, the number of patients who experienced these events and at which does levels, and what is meant by "heavily pre-treated." Please also disclose the dose levels for the seven patient deaths.

Collaborations, page 126
License Agreements, page 130

14.   For each collaboration agreement discussed, please present the amount of milestone payments that the company may receive for each of development, regulatory and commercial milestones.

15.   Please present the royalty amount for the license agreement with Bird Rock Bio., Inc. in a range that does not exceed ten percent and disclose the royalty term.

16.   Please disclose the following for each of the license agreements, to the extent not already disclosed:

- Nature and scope of intellectual property transferred;
- Duration of agreement and royalty term; and
- Payment provisions, including total up front or execution payments received or paid, aggregate amounts paid or received to date, the annual license maintenance fees, aggregate future milestone payments, and profit or revenue sharing provisions.

Principal Shareholders, page 170

17.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by LSP IV Management B.V., Forbion Capital Fund II Cooperatief U.A., Federated Equity Management Company of Pennsylvania and Perceptive Advisors LLC.

18.   Please include the information required by Item 7.A.2 of Form 20-F.

Comparison of Dutch Corporate Law, our Articles of Association and Board By-Laws and U.S. Corporate Law, page 185

19.   We note your disclosure that the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and Delaware corporation law, including the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

General

20.   Please provide us proofs of all graphics, visual, or photographic information you will
        provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
        Please note that we may have comments regarding this material.

        You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch
Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements
and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special
Counsel, at (202) 551-3442 with any other questions.

                                            Sincerely,

                                            /s/ Erin K. Jaskot, *for*

                                            Suzanne Hayes
                                            Assistant Director
                                            Office of Healthcare and Insurance

cc: Edwin O'Connor
        Goodwin Procter LLP